Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

June 9, 2006
Our ref. No. PI 067

The U.S. Securities and Exchange Com[redacted]
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finan
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Additional Notes to Consolidated Financial Statements for the Year Ended March 31, 2006 (Based on US GAAP)**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

Additional Notes to Consolidated Financial Statements for the Year Ended March 31, 2006 (Based on US GAAP)

June 9, 2006
Mitsubishi Corporation

TOKYO, June 9, 2006….. Mitsubishi Corporation announced today additional notes to its consolidated financial statements, using accounting principles generally accepted in the United States, for the year ended March 31, 2006. The consolidated financial statements were originally announced on April 28, 2006.

INCOME TAXES

1. Significant components of deferred tax assets and liabilities

(March 31, 2006 and 2005)

	Millions of Yen	
	March 31, 2006	March 31, 2005
Assets:		
Allowance for doubtful receivables	Y 3,945	Y 43,387
Accrued pension and severance liabilities	3,453	38,175
Impairment loss on property and equipment	10,452	14,009
Net operating loss carryforwards	33,027	26,283
Accruals and other	82,115	65,594
Gross deferred tax assets	132,992	187,448
Less valuation allowance	(26,851)	(37,509)
Deferred tax assets—less valuation allowance	106,141	149,939
Liabilities:		
Depreciation	31,092	25,679
Valuation of debt and equity securities	366,808	167,714
Property and intangible assets	57,855	62,323
Other	57,128	39,058
Gross deferred tax liabilities	512,883	294,774
Net deferred tax liabilities	Y 406,742	Y 144,835

2. A reconciliation of the combined statutory tax rates to the effective rates of income taxes reflected in the accompanying consolidated statements of income

(for the years ended March 31,2006 and 2005)

	2006	2005
Combined statutory income tax rate	41.0 %	41.0%
Expenses not deductible for income tax purposes	0.9	1.8
Operating losses of certain subsidiaries	1.3	2.6
Tax benefits on losses of subsidiaries	(1.5)	(2.0)
Lower income tax rates applicable to income in certain foreign countries	(5.7)	(5.2)
Tax effect on earnings or losses of equity method investees	1.1	4.3
Effect of taxation on dividends	4.5	2.3
Reversal of valuation allowance for certain deferred tax assets	(3.3)	-
Provisions for assessment tax*	6.7	-
Other—net	(0.7)	(0.1)
Effective income tax rate	44.3%	44.7 %

* Provisions for assessment tax of 23,385 million yen on transfer price of prior years' transactions between the parent company and affiliated companies in Australia and of 8,605 million yen on prior year's reorganization of the legal structure of certain subsidiaries in Thailand. These amounts reflect the effect of increase in tax benefits on foreign tax credit based on the tax assessment.
On June 1, 2006, the parent company received a tax assessment letter from Tokyo Regional Tax Bureau on prior year's reorganization of the legal structure of certain subsidiaries in Thailand. The difference between the amount of the assessment tax and the amount of recorded provision was immaterial.

ACCRUED PENSION AND SEVERANCE LIABILITIES

1. Overview of the adopted pension plan

The parent company and certain of its subsidiaries have contributory and non-contributory defined benefit pension plans covering substantially all employees other than directors.
Most of the domestic subsidiaries have unfunded severance indemnity plans which covers their employees other than directors.
The plans provide benefits based upon years of service, compensation at the time of severance and other factors.
The parent company has employee retirement benefit trusts plan assets.

2. Benefit obligation

The following table sets forth the reconciliation of benefit obligation, plan assets and funded status of the plans:
(March 31, 2006 and 2005)

	Millions of Yen	
	At March 31, 2006	At March 31, 2005
Benefit obligation	Y 406,059	Y 383,669
Plan assets	471,480	349,311
Reconciliation of funded status and net amount recognized in the consolidated balance sheets:		
Funded status	65,421	(34,358)
Unrecognized net actuarial loss	11,312	106,644
Unrecognized prior service cost	214	(197)
Net amount recognized	Y 76,947	Y 72,089
Amounts recognized in the consolidated balance sheets consist of:		
Prepaid pension cost included in other current assets and other assets	Y 107,471	Y 33,750
Accrued pension liability (*)	(31,381)	(42,260)
Intangible asset included in other assets	29	1,825
Accumulated other comprehensive loss, before tax	828	78,774
Net amount recognized	Y 76,947	Y 72,089

* Includes current portion of 2,439 million yen and 2,989 million yen as of March 31, 2006 and 2005, respectively.

3. Pension costs

Net periodic pension costs of the parent company's and its subsidiaries' pension and indemnities plans for the years ended March 31, 2006 and 2005 include the following components:

	Millions of Yen	
	2006	2005
Service cost—benefits earned during the period	Y 10,984	Y 11,312
Interest cost on projected benefit obligation	9,511	12,126
Expected return on plan assets	(6,828)	(7,224)
Recognized net actuarial loss	8,762	8,395
Amortization of unrecognized prior service cost	70	(147)
Settlement loss / termination benefits	247	3,429
Settlement loss resulting from transfer of substitutional portion of EPFs to the government	-	25,648
Gain on derecognition of previously accrued salary progression	-	(2,848)
Net periodic pension cost	Y 22,746	Y 50,691

4. Assumptions

The weighted average assumptions used for the years ended March 31, 2006 and 2005 were as follows:

	2006	2005
Weighted average discount rate	2.6%	2.4%
Expected long-term rate of return on plan assets	3.3%	3.1%

5. Early retirement program

The parent company has offered an early retirement program to its employees. At March 31, 2006 and 2005, the liability for applicants to the program, discounted to reflect the present value of the expected cash flows, was 15,523 million yen and 19,783 million yen, respectively. Such liability is allocated between "Other accrued expenses" and "Accrued pension and severance liabilities" in the accompanying consolidated balance sheets, depending on when the additional benefit payment is expected to be made. Related expenses recognized by the parent company for the years ended March 31, 2006 and 2005, included in "Selling, general and administrative expenses" in the accompanying consolidated statements of income, were 645 million yen and 2,150 million yen.

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For further information contact:

Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-2802
Fax: 81-3-3210-8583